Exhibit 99.1

BlueCity Appoints Alfred Chung-Chieh Ying as Chief Strategy Officer

BEIJING, July 15, 2021 /PRNewswire/ -- BlueCity Holdings Limited ("BlueCity" or the "Company") (NASDAQ: BLCT), a leading online LGBTQ platform, today announced the appointment of Mr. Alfred Chung-Chieh Ying as the Company’s Chief Strategy Officer, effective immediately. Mr. Ying joins BlueCity’s executive leadership team to focus on BlueCity strategy, capital markets, mergers and acquisitions.

Mr. Ying brings with him over 20 years of capital market experience and extensive knowledge in corporate finance, capital raising, business development, and strategy. Prior to joining BlueCity, he served as Chief Financial Officer at Healthever Biotech and iFresh, where he was responsible for leading financial operations including accounting and control, financial planning and analysis, operations finance, investor relations, and external reporting. Before his tenure at iFresh, Mr. Ying served as the director of investor relations and senior advisor to the board at Safe-Run Machinery (Suzhou), vice president of equity research at Piper Jaffrey Asia Securities Ltd, and vice president of investment banking for the consumer industry at China Minsheng Banking Corp. He had also previously held positions as vice president of investor relations and M&A at Daphne International Holdings, executive vice president of equity research at Grand Cathay Securities, and served as deputy managing director for APAC high-technology research and Taiwan regional representative at BNP Paribas Peregrine Securities Ltd. Mr. Ying received his Master of Business Administration Degree from the University of New South Wales, Master of Science Degree in Mechanical Engineering from the National Chiao Tung University, and Bachelor of Science Degree in Mechanical Engineering from the National Cheng Kung University.

Mr. Baoli Ma, BlueCity’s Founder, Chairman, and Chief Executive Officer commented: "Mr. Ying is an experienced executive with a proven track record of improving operational efficiency and driving business development and strategy. We warmly welcome Mr. Ying to our leadership team as CSO, and fully believe his extensive background in capital markets and strategic planning will be of great value to BlueCity. Our entire team looks forward to working closely with Mr. Ying just as our business enters a new phase with exciting growth ahead.”

About BlueCity

BlueCity (NASDAQ: BLCT) is a world-leading online LGBTQ platform providing a full suite of services to foster connections and enhance the wellbeing of the LGBTQ community through its portfolio of brands. BlueCity’s mobile app Blued enables users to conveniently and safely connect with each other, express themselves and access professional health-related services. Available in 13 languages, Blued connects users in about 170 countries and it is the largest online LGBTQ community in China, India, Korea, Thailand and Vietnam. BlueCity’s portfolio of brands also includes Finka, a leading gay social networking app for a younger generation in China, and LESDO, a leading lesbian social networking app in China.

For more information, please contact:

In China

BlueCity Holdings Limited

Ms. Lingling Kong

Investor Relations Director

Phone: +86 10-5876-9662

Email: ir@blued.com

The Blueshirt Group

Ms. Susie Wang

Phone: +86 138-1081-7475

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com